Date: January 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles Anne McConnell Jenny O’Shanick Evan Ewing

Re:	MKDWELL Tech Inc.
Response to the Staff’s Comments on Amended Draft Registration Statement on Form F-4 Submitted
November 22, 2023 with CIK No. 0001991332

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp., hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated December 15, 2023 on the Company’s Amended Draft Registration Statement on Form F-4 previously submitted on November 22, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amended Draft Registration Statement Submitted November 22, 2023

Cover page

1.	We note your revisions in response to prior comment 2 and reissue in part. Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable. Further, we note your disclosure that no dividend was paid by MKD Taiwan to its shareholders for the years ended December 31, 2021 and 2022. Please revise to provide disclosure as of a current date.

Response: Please refer to the revised disclosures under the headers “Cash Transfers And Distributions” and “Cash Transfers And Distributions in PubCo and MKD.”

Summary of the Proxy Statement/Prospectus, page 11

2.	We note your revisions in response to prior comment 8 and that “[t]he PRC government may also intervene with or influence its operations as the government deems appropriate to further regulatory goals.” Please revise to clarify that the PRC government may intervene with or influence your operations at any time.

Response: Please refer to the revised disclosure at page 21 under the header “Summary of Risk Factors.”

3.	We note your revisions in response to prior comment 10 and reissue in part. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Further, we note your disclosure that MKD Taiwan paid certain dividends to its shareholders for the years ended December 31, 2021 and 2022. This appears inconsistent with your disclosure on your cover page. Please revise or clarify.

Response: Please refer to the revised disclosures under the headers “Cash Transfers And Distributions” and “Cash Transfers And Distributions in PubCo and MKD.”

Risk Factors

Failure to protect personal or confidential information against cybersecurity breaches..., page 29

4.	We note your revisions in response to prior comment 14 and reissue in part. Please revise to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: Please refer to the revised disclosures under the risk factor titled “Failure to protect personal or confidential information against cybersecurity breaches could subject MKD to significant reputational, financial and legal consequences and substantially harm its business and results of operations” and page 150 under “Duties of Directors.”

Risks Related to Doing Business in China, page 30

5.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities.

Response: It is respectfully submitted that in addition to the previous disclosures in the Draft Registration Statement disclosing risks related to doing business in China, the Revised Draft Registration Statement has been further updated,

(i)	Under the header “Summary of Risk Factors” (changes made in bold).

(ii)	Our response to question 2 above.

(iii)	The revised risk factor titled “The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.”

(iv)	The revised risk factor titled “Changes in China’s economic, political or social conditions, or policies could materially and adversely affect MKD’s business and operations.”

(v)	The revised risk factor titled “If MKD fails to obtain and maintain the requisite licenses and approvals required under the regulatory environment applicable to MKD’s businesses in the PRC, or if MKD is required to take actions that are time-consuming or costly, MKD’s business, financial condition and results of operations may be materially and adversely affected.”

(vi)	The added risk factor titled “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from the Business Combination to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

(vii)	The added risk factor titled “Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

(Question 5 continued:) Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Response: Please refer to the revised risk factor titled “The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.”

(Question 5 continued:) Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: Please refer to the revised risk factor titled “MKD is subject to PRC laws and regulations which may change in the future. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Any non-compliance with applicable PRC laws and regulations could adversely affect our business, financial condition, results of operations, cash flows and prospects.”

Cetus Capital may not be able to complete an initial business combination with a U.S. target company..., page 47

6.	We note your revisions in response to prior comment 17 and reissue in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

Response: Please refer to the revised risk factor titled “Cetus Capital may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited” that appears on page 51 of the Revised Draft Registration Statement for further details regarding whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.

Proposal No. 1 The Business Combination Proposal, page 63

7.	Please revise to clarify how your board determined that the value of MKD Taiwan was at least equal to 80% of the balance of funds in the trust account.

Response: Please refer to the revised disclosure at page 82 titled “Satisfaction of 80% Test.”

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 79

8.	We note your revisions in response to prior comment 24 and reissue in full.

Response: Please refer to the revised disclosures beginning at page 83 relating to the financial analysis and projections.

9.	We note your response to prior comment 26 and reissue in full.

Response: Please refer to the revised disclosures beginning at page 83 relating to the financial analysis and projections.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 90

10.	We note your revisions in response to prior comment 29. Please revise your disclosure on page 90 to clearly state counsel’s tax opinion that the transaction will qualify as a tax-free exchange.

Response: We respectfully submit that such revised disclosure and our response to comment 10 above will be provided as soon as possible following the date hereof.

Unaudited Pro Forma Condensed Combined Financial Information, page 130

11.	As noted in your response to prior comment 35, please revise the disclosures here to clarify that MKD BVI acquired shares of MKD Taiwan directly from MKD Taiwan shareholders, in exchange for proportionate shares of MKD BVI that were issued to the MKD Taiwan shareholders and that MKD BVI essentially is a redomestication platform for MKD Taiwan shareholders to exchange their MKD Taiwan shares for MKD BVI shares. Given the nature of this transaction essentially results in the formation of a holding company, it appears to us disclosing that the transaction is accounted for as a reverse acquisition may not be accurate. Please clarify or revise. In addition, your response to prior comment 35 indicates that as of August 8, 2023, MKD BVI owned approximately 62.36% of the issued and outstanding shares of MKD Taiwan and that you currently do not have any concrete plans for MKD BVI to acquire the remaining shares of MKD Taiwan that it does not own. However, disclosures here and throughout the filing appear to indicate the pro forma financial statements assume MKD BVI will hold all of the issued and outstanding ordinary shares of MKD Taiwan immediately prior to the Closing of the Business Combination. Please ensure all disclosures in your filing are accurate and consistent with the Company’s current intent. In this regard, to the extent that MKD Taiwan will continue to have shareholders that directly own 37.64% of the issued and outstanding shares of MKD Taiwan not acquired by MKD BVI, it appears to us that the pro forma balance sheet and pro forma statement of operations should be revised to reflect the remaining 37.64% interest of MKD Taiwan not acquired by MKD BVI as non- controlling interests. Please advise or revise.

Response: Please refer to the revised disclosures at page 141 relating to the redomestication.

In addition, given the nature of the Taiwan Reorganization which essentially results in the formation of a holding company, such transaction is determined to be a “reverse recapitalization” and please refer to the revised disclosure at Page 141 of the Revised Draft Registration Statement.

Please also see the revised disclosure at page 141 and 142 to the pro forma balance sheet and pro forma statement of operations, which take into account the impact of non-controlling interests not acquired by MKD BVI.

12.	We note your revisions in response to prior comment 36 on page 131; however, the disclosures refer to “hypothetical” adjustments and to adjustments that are “directly attributable to the transaction” and “factually supportable,” or are made by management to reflect other potential effects of the transaction that are “not directly attributable to the transaction” and that are “not factually supportable.” The revised disclosures do not comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and SEC Release 33-10786. In addition, the revised disclosures also now imply that the pro forma financial statements include Management Adjustments, which does not appear to be accurate and is inconsistent with the disclosure on page 134 that states the pro forma financial statements do not give effect to any anticipated synergies, and operating efficiencies that may be associated with the Business Combination. As previously requested, please revise your disclosures related to pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and SEC Release 33-10786.

Response: The “hypothetical” adjustments is related to the IPO of Cetus Capital in January 2023, which is a management adjustment pursuant to Regulation S-X. However, this management adjustment is not presented in the pro forma financial statements as of and for the six months ended June 30, 2023. Please see the revision made to page 141 of the Revised Draft Registration Statement for our response to this comment.

13.	We note your revisions in response to prior comment 37. Please revise the disclosures on page 131 that describe “Scenario 2 — Assuming Maximum Redemptions into Cash” to include the information you disclosed on page 22 under “Scenario 3 – Assuming Maximum Redemption into Cash” as well as the paragraph immediately following the 3 scenarios that discusses the potential impact of the minimum net tangible asset requirement.

Response: Please see the revisions made to page 141 of the Revised Draft Registration Statement for our response to this comment.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustment (4), page 135

14.	We note your response to prior comment 38. You continue to state here that adjustment (4) reflects the recapitalization of MKD Taiwan through the contribution of share capital in MKD Taiwan to Cetus Capital, which is inconsistent with other disclosures throughout the filing that indicate MKD Taiwan will be acquired by MKD BVI (Taiwan Reorganization) and MKD BVI and Cetus Capital are expected to separately merge with PubCo. Please revise your disclosure to resolve this inconsistency and revise the related pro forma adjustments, if applicable.

Response: Please see the revision on page 146 of the Revised Draft Registration Statement which has been amended in response to this comment. Adjustment (2) was included in the pro forma balance sheet and Adjustment and pro forma statement of operation to reflect the Taiwan Reorganization.

Cetus Capital Acquisition Corp. Financial Statements

Notes to Financial Statements (Unaudited), page F-18

15.	When the interim financial statement were updated, it appears the subsequent events footnote was deleted. Please revise the notes to the interim financial statement to include a subsequent events footnote.

Response: Please see the revision on page F-18 of the Revised Draft Registration Statement which has been amended in response to this comment.

MKD Technology Inc. Consolidated Financial

Statements General, page F-33

16.	Based on the lack of information provided in your response letter, it is not clear to us if you omitted updated interim financial statements and related disclosures that are required by Item 14 of Form F-4 and Item 8.A of Form 20-F, because you do not intend to seek effectiveness of the Form F-4 until you provide updated annual audited financial statements for the year ended December 31, 2023. If that is your intent, please advise; if not, please provide updated interim financial statements and related disclosures in the next amendment.

Response: The parties respectfully submit that presently, they intend for the registration statement on F-4 to be declared effective before March 31, 2024, and it is intended to rely on the exemption in the “Instructions to Item 8.A.4” in Form 20-F, such that the registration statement on Form F-4 will contain annual audited consolidated financial statements of MKD Technology Inc. for the years ended December 31, 2021 and 2022, and the audited consolidated financial statements of MKDWELL Tech Inc. for the period from July 25, 2023 (inception) through September 30, 2023. In addition, the parties have included the interim consolidated financial statements of MKD Technology Inc. for the six months ended June 30, 2023 in the registration statement on Form F-4, as set out in the Revised Draft Registration Statement.

MKDWELL Tech Inc. Consolidated Financial Statements

Report of Independence Registered Public Accounting Firm, page F-64

17.	We note the auditor’s report refers to the audited period from July 25, 2022 (inception) through September 30, 2023, but the financial statements and disclosures indicate MKDWELL Tech Inc. was incorporated on July 25, 2023. Please ensure this inconsistency is corrected.

Response: Please refer to the revised inception date of July 25, 2023 in the audit opinion.

General

18.	We note your revisions in response to prior comment 47 and reissue in part. We note that Arc Group assisted Cetus Capital with the comparable company analysis. Please include a risk factor describing Arc Group’s role in connection with the preparation of the registration statement and the valuation of MKD Taiwan and that they disclaim any liability in connection with such disclosure included in the registration statement. Please also disclose the rationale for continuing to rely on information provided by Arc Group when ARC Group has disclaimed liability for any disclosures included in the registration statement.

Response: Please see the new risk factor titled “ARC Group, the financial advisor to Cetus Capital in connection with the Business Combination, has disclaimed liability for any disclosures included herein with which ARC Group was involved and has withdrawn its association with any materials ARC Group provided to the Cetus Board or management in connection with its consideration of the Business Combination. You are cautioned not to place any reliance on the fact that ARC Group has been previously involved with the Business Combination.” on page 54 of the Revised Draft Registration Statement, as well as revised disclosures regarding the relationship between Cetus Capital and ARC Group beginning on page 81 of the Revised Draft Registration Statement, for our response to this comment.

19.	We note your revisions in response to prior comment 50 and reissue in full. Please revise to clearly disclose any ongoing obligations pursuant to the engagement letter or otherwise that will survive the termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations in the registration statement.

Response: Please see the revised disclosures regarding the relationship between Cetus Capital and ARC Group beginning on page 81 of the Revised Draft Registration Statement for our response to this comment. Please note that after request from Cetus Capital, ARC Group has offered to Cetus Capital to definitively terminate, for the avoidance of doubt, the entirety of the ARC Engagement Agreement, including each and every right of first refusal, exclusivity, and follow-on fee, with the exception of the customary confidentiality obligations contained within the ARC Engagement Agreement, in return for Cetus Capital’s settlement of the outstanding $50,000 milestone payment. Cetus Capital intends to accept this offer and settle the $50,000 milestone payment in return for such definitive termination.

20.	We note your response to prior comment 51 and reissue in part. Please revise to clarify, if true, that ARC Group withdrew from its role as financial advisor.

Response: ARC Group has withdrawn from its role as financial advisor to Cetus Capital. Please see the revised disclosures regarding the relationship between Cetus Capital and ARC Group beginning on page 81 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital Acquisition Corp.